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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________
PART I -- REGISTRANT INFORMATION
Avnet, Inc.
Full Name of Registrant

Kent Electronics Corporation (merged into Avnet, Inc. on June 8, 2001)
Former Name if Applicable

2211 South 47th Street
Address of Principal Executive Office (Street and Number)

Phoenix, AZ 85034
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See attached.
(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Raymond Sadowski (Name)	(480) (Area Code)	643-2000 (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Avnet, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  July 2, 2001  By /s/ Raymond Sadowski

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic

Avnet, Inc., the registrant ("Avnet"), is the successor in interest to Kent Electronics Corporation ("Kent"), which merged directly into Avnet effective as of June 8, 2001.

The Kent Electronics Tax Deferred Savings and Retirement Plan made a complete change of service providers effective on January 1, 2000. This change encompassed switching from Smith Barney Corporate Trust with Milliman and Robertson as Record keeper to an internet based daily valued plan with Paine Webber Trust and PFPC as Record keeper. The conversion process took much longer than expected and encountered many obstacles. The year-end plan reconciliation analysis has taken an unusually long period of time due to delays and errors in recordkeeping. Paine Webber Trust encountered issues in their own reconciliation, and did not send the December 31, 2000 Trust Reports to Kent until mid-May, 2001. Once received, Kent discovered multiple posting errors and reporting errors that had to be corrected prior to the audit. During the audit and as financial statements were prepared, additional errors were discovered that had to be corrected. This has delayed the final preparation of the financials for reporting purposes. We have utilized all resources available to us to expedite the process but were unable to meet the filing deadline.